FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June 2018

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC ANNOUNCES RETIREMENT OF IAIN MACKAY
TO BE SUCCEEDED BY EWEN STEVENSON AS
GROUP FINANCE DIRECTOR

HSBC Holdings plc ('HSBC', the 'Company' or the 'Group') announces that Iain Mackay will retire from HSBC, to be succeeded as Executive Director and Group Finance Director by Ewen Stevenson. The specific retirement and appointment dates will be confirmed in due course.

Group Chief Executive, John Flint said:

"We are very grateful to Iain Mackay for his 11 years of highly professional and dedicated service; the last eight as Group Finance Director. He has played a leading role implementing Group strategy, ensuring the firm's compliance with regulatory standards and improving the quality of our financial reporting. I would like to thank Iain on behalf of the Board for his unstinting commitment to HSBC and wish him well for the future."

Ewen has held the role of Chief Financial Officer at The Royal Bank of Scotland Group plc since 2014. Prior to this he was at Credit Suisse where his last role was co-Head of the EMEA Investment Banking Division and co-Head of the Global Financial Institutions Group. He has over 25 years of experience in the banking industry both as an advisor to major banks and as an executive.

Ewen said:

"I am delighted to be joining HSBC. I look forward to working with the Board, John and his executive team."

Commenting on Ewen's appointment John said:

"Ewen is a highly experienced executive with a proven track record as a chief financial officer. He is both a strategic thinker and a highly accomplished expert in his field. He brings a wealth of international experience and will be a welcome addition to the senior management team."

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Supplementary information:

Ewen Stevenson, aged 52, will join HSBC as Executive Director and Group Finance Director of the Company on a date to be agreed, at which time Iain Mackay will retire. The appointment is subject to final regulatory approval, will be subject to a 12 month notice period on either side, and election at the next annual general meeting of the Company. His fixed remuneration will consist of a base salary of £700,000 per annum, a fixed pay allowance of £950,000 per annum and a pension allowance of £210,000 per annum (30% of base salary). He will also receive benefits in accordance with our approved Directors' Remuneration Policy.

On appointment Ewen Stevenson will be granted share awards to replace unvested The Royal Bank of Scotland Group plc ('RBS') awards which are forfeited as a result of him joining HSBC. The grant value of these awards will be limited to the lower of (i) the value of unvested awards determined by reference to the share price of RBS at the close of business on the day immediately preceding his appointment date, or (ii) £9m. Based on RBS's closing share price on 22 June 2018, the value of the replacement awards would be approximately £7.75m, subject to any performance adjustments.

Ewen Stevenson will also receive an award in lieu of any variable pay award from RBS for the 2018 performance year. This will be based on Ewen Stevenson's maximum opportunity of £1.6m under RBS's policy and the outcome of the 2018 scorecard, as disclosed in the 2018 annual report and accounts of RBS.

The awards granted will, in general, match the performance, vesting and retention periods attached to the awards forfeited, and will be subject to any performance adjustments that would otherwise have been applied by RBS.

For 2019 and future performance years, Ewen Stevenson will be eligible to be considered for discretionary variable pay according to the terms of our Directors' Remuneration Policy, as approved by shareholders.

Ewen Stevenson is currently an Executive Director of RBS. He has not held any directorships in any other publicly listed companies, whether in London, Hong Kong or overseas, during the previous five years and he does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company. As at the date of this announcement Ewen Stevenson has no interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

This announcement is made pursuant to LR 9.6.11 of the UK Listing Authority's Listing Rules (the UK Listing Rules) and Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange (the HK Listing Rules). No disclosure obligations arise under paragraphs (2) to (6) of LR 9.6.13 of the UK Listing Rules. Details of directorships to be disclosed under paragraph (1) of LR 9.6.13 of the UK Listing Rules are included within the biographical details set out above. Save as disclosed above, there are no other matters concerning the appointment of Ewen Stevenson as Executive Director that need to be brought to the attention of the shareholders of the Company nor is there any other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the HK Listing Rules.

Iain Mackay, aged 56, joined HSBC in 2007 and was appointed to the Board as Group Finance Director in 2010. For the remainder of his term as Executive Director and Group Finance Director, Iain Mackay will continue to receive remuneration and benefits in line with the terms of his service agreement and the Directors' Remuneration Policy as published in the Annual Report and Accounts.

Save as disclosed above, there are no other matters concerning the retirement of Iain Mackay as Executive Director that need to be brought to the attention of the shareholders of the Company.

Notes to editors:

1. Professional qualifications of Ewen Stevenson
Ewen holds a Bachelor of Commerce and Administration (majoring in Accountancy) and a Bachelor of Law degree from Victoria University of Wellington, New Zealand.

2. Career history and other appointments of Ewen Stevenson
2014 - Date           Royal Bank of Scotland - Chief Financial Officer, London

1989 - 2014          Credit Suisse
2013 - 2014          Co-Head of EMEA Investment Banking, London
2010 - 2017          Co-Head of Global Financial Institutions Group, London
2004 - 2010          Co-Head of EMEA Financial Institutions Group, London
1993 - 2004          Financial Institutions Group, London
1989 - 1993          Investment Banking department, Wellington

3. The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Mark Tucker*, John Flint, Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†, Irene Lee†, Iain Mackay, Heidi Miller†, Marc Moses, David Nish†, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

4. The HSBC Group
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from approximately 3,900 offices in 67 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,652bn at 31 March 2018, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 25 June 2018